Enservco Corporation

501 S. Cherry Street, Suite 320

Denver, Colorado 80246

June 13, 2013

Via Edgar Filing and Email

H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: A.N. Parker

Re:	Enservco Corporation (the “Company”)
Registration Statement on Form S-l
Filed April 26, 2013
File No. 333-188148

Dear Ms. Parker:

Based on confirmation from Ms. Karina Dorin, Staff Attorney, that you desire to review the Amendment No. 1 to the Registration Statement, we hereby withdraw our acceleration request included in our letter to you dated June 12, 2013. We will submit a new acceleration request after you have concluded your review of the Amendment No. 1.

Please contact Theresa M. Mehringer, Esq. at 303-796-2626 or tmehringer@bfwlaw.com if you have any questions.

Respectfully submitted,

ENSERVCO CORPORATION

/s/ Rick D. Kasch

Rick D. Kasch, President

cc:	Theresa M. Mehringer
Herrick K. Lidstone, Jr.